SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13D - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No.  )*
VistaGen Therapeutics, Inc.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
92840H202
(CUSIP Number)
February 19, 2016
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]            Rule 13d-1(b)
[x]            Rule 13d-1(c)
[ ]            Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nexthera Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

131,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

131,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

PN, IA

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Nexthera Capital GP LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

131,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

131,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel Malek

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

131,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

131,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ori Hershkovitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

131,250

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

131,250

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131,250

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a).	Name of Issuer:
VistaGen Therapeutics, Inc. (the "Issuer").
Item 1(b).	Address of Issuer's Principal Executive Offices:
343 Allerton Avenue
South San Francisco, CA 94080

Item 2(a).	Name of Persons Filing:
This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):
i)	Nexthera Capital LP ("Nexthera Capital");
ii)	Nexthera Capital GP LLC ("Nexthera GP")
iii)	Daniel Malek ("Mr. Malek"); and
iv)	Ori Hershkovitz (Mr. Hershkovitz").
Nexthera GP is the general partner of Nexthera Capital. Mr. Malek and Mr. Hershkovitz are the managing members Nexthera GP By virtue of these relationships, each of Nexthera GP, Mr. Malek and Mr. Hershkovitz may be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) beneficially owned by Nexthera Capital.
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The address of the principal business office of each of the Reporting Persons is 900 Third Avenue, Suite 201.1, New York, New York 10022.
Item 2(c).	Citizenship:
i)	Nexthera Capital is a Delaware limited partnership;
ii)	Nexthera GP is a Delaware limited liability company;
iii)	Mr. Malek is a citizen of Belgium; and
iv)	Mr. Hershkovitz is a citizen of Israel.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.001 per share (the "Common Stock")
Item 2(e).	CUSIP Number:
92840H202

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer.
(a)	Amount beneficially owned:
As of the close of business on February 19, 2016, the Reporting Persons may be deemed to have  beneficially owned 131,250 shares of Common Stock, including 75,000 shares of Common Stock issuable upon the conversion of currently convertible Series B 10% Convertible Preferred Stock.
(b)	Percent of class:
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 2,272,406 shares of Common Stock outstanding as of December 31, 2015, which is the total number of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on February 16, 2016. As of the close of business on February 19, 2016, the Reporting Persons may be deemed to have beneficially owned approximately 5.3% of the outstanding Common Stock.
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:
See Cover Pages Items 5-9.
(ii)	Shared power to vote or to direct the vote
See Cover Pages Items 5-9.
(iii)	Sole power to dispose or to direct the disposition of
See Cover Pages Items 5-9.
(iv)	Shared power to dispose or to direct the disposition of
See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Date: February 29, 2016	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 29, 2016	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 29, 2016	DANIEL MALEK By: /s/ Daniel Malek Name: Daniel Malek
Date: February 29, 2016	ORI HERSHKOVITZ By: /s/ Ori Hershkovitz Name: Ori Hershkovitz

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock, par value $0.001 per share, of VistaGen Therapeutics, Inc., dated as of February 29, 2016 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.
Date: February 29, 2016	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 29, 2016	NEXTHERA CAPITAL LP By: Nexthera Capital GP LLC, its general partner By: /s/ Daniel Malek Name: Daniel Malek Title: Managing Member
Date: February 29, 2016	DANIEL MALEK By: /s/ Daniel Malek Name: Daniel Malek
Date: February 29, 2016	ORI HERSHKOVITZ By: /s/ Ori Hershkovitz Name: Ori Hershkovitz